[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

October 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Definitive Proxy Materials for the BlackRock Strategic Income Opportunities Portfolio, a series of BlackRock Funds II (File No. 811-22061)

Ladies and Gentlemen:

     On behalf of the BlackRock Strategic Income Opportunities Portfolio, a series of BlackRock Funds II (the “Fund”), and pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, transmitted herewith are the definitive proxy materials consisting of the Notice of Special Meeting of Shareholders, the Proxy Statement and the Form of Proxy to be used in connection with the Special Meeting of Shareholders of the Fund to be held on November 19, 2010 (the “Meeting”).

     As set forth in more detail in the accompanying proxy materials, the Meeting is being held to approve the elimination of the Fund’s fundamental investment policy regarding purchasing securities on margin and short-selling.

     It is anticipated that definitive copies of the proxy materials will be mailed to shareholders on or about October 8, 2010.

     Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the enclosed materials.

Very truly yours,

/s/ Jack D. Cohen

Jack D. Cohen

cc:	Ben Archibald, Esq.